04015761

[redacted] NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

SEC MAIL RECEIVED MAR - 2 2004 WASH, D.C. 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MSF Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Park Square, Ste 611, 6565 Americas Parkway NE
(No. and Street)

Albuquerque, NM 87110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Oestreicher 505-883-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillippi, Wright & Co., LLC.
(Name – *if individual, state last, first, middle name*)

4101 Indian School Road NE Ste 310 Albuquerque, NM 87110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Oestreicher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MSF Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OFFICIAL SEAL
BRENDA BOWMAN
NOTARY PUBLIC-STATE OF NEW MEXICO
My commission expires: 9-8-04

MSF SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2003

MSF SECURITIES, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
MSF Securities, Inc.

We have audited the accompanying statement of financial condition of MSF Securities, Inc. (the Company) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MSF Securities, Inc. at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillippi Wright & Co LLC

PHILLIPPI WRIGHT & CO. LLC

February 6, 2004

INDEPENDENT AUDITORS' REPORT OF INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
MSF Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of MSF Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillippi Wright & Co LLC

PHILLIPPI WRIGHT & CO. LLC

February 6, 2004

MSF SECURITIES, INC.
Statement of Financial Condition

December 31, 2003

Assets		
Current Assets:		
Cash and cash equivalents	$	19,394
Accounts receivable		4,860
Prepaid expenses		144
		24,398
Other Assets:		
Organizational fees, net of amortization of $1,196		1,366
	$	25,764
Liabilities and Stockholder's Equity		
Current Liabilities:		
Accrued liabilities	$	1,022
Stockholder's Equity:		
Common Stock, no par value:		
Authorized - 100,000 shares		
Issued and outstanding - 1,000 shares		5,000
Additional paid-in capital		13,397
Retained earnings		6,345
		24,742
	$	25,764

The Accompanying Notes Are An Integral Part of These Financial Statements

MSF SECURITIES, INC.
Statement of Income

Year Ended December 31, 2003

Sales commissions	$ 47,156
Operating expenses:	
Amortization	513
Consulting	2,000
Contract service	6,605
Dues and permits	1,505
Insurance	516
Marketing	1,500
Office expense	423
Professional fees	5,820
Rent	9,054
Sales tax	2,481
Travel and entertainment	591
Total operating expense	31,008
Net Income	$ 16,148

The Accompanying Notes Are An Integral Part of These Financial Statements

MSF SECURITIES, INC.
Statement of Changes in Stockholder's Equity

Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2003	$ 5,000	$ 13,397	$ 30,197	$ 48,594
Distributions	-	-	(40,000)	(40,000)
Net income for the year ended December 31, 2003	-	-	16,148	16,148
Balance at December 31, 2003	$ 5,000	$ 13,397	$ 6,345	$ 24,742

The Accompanying Notes Are An Integral Part of These Financial Statements

MSF SECURITIES, INC.
Statement of Cash Flows

Year Ended December 31, 2003

Increase (Decrease) in Cash and Cash Equivalents	
Cash flows from operating activities:	
Cash received from customers	$ 45,161
Cash paid to suppliers	(30,691)
Net cash provided (used) by operating activities	14,470
Cash flows from financing activities:	
Distributions to stockholder	(40,000)
Net cash provided (used) by financing activities	(40,000)
Net Increase (Decrease) in Cash and Cash Equivalents	(25,530)
Cash and cash equivalents, beginning of year	44,924
Cash and cash equivalents, end of year	$ 19,394

The Accompanying Notes Are An Integral Part of These Financial Statements

MSF SECURITIES, INC.
Statement of Cash Flows

Year Ended December 31, 2003

Reconciliation of Net Income to Net Cash Provided (Used) by Operating Activities

Net income	$ 16,148
Adjustments to reconcile net income to net	
net cash provided (used) by operating activities	
Amortization	513
Change in assets and liabilities	
(Increase) decrease in receivables	(1,995)
(Increase) decrease in prepaid expenses	(3)
Increase (decrease) in accrued liabilities	(193)
Total adjustments	(1,678)
Net Cash Provided (Used) by Operating Activities	$ 14,470

The Accompanying Notes Are An Integral Part of These Financial Statements

MSF SECURITIES, INC
Notes to Financial Statements

December 31, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New Mexico "S" Corporation that is a wholly-owned subsidiary of Market Space Financial, Inc. (Parent) with all of it's customers located in New Mexico.

2. Use of Estimates

Management uses estimates and assumptions, such as amortization, in preparing financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results may differ from those estimates.

3. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments to be cash equivalents.

4. Accounts Receivable

The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is required.

5. Organizational Fees

The Company incurred organization fees upon incorporation of $2,562. This cost is being amortized over 60 months.

6. Sales Commissions

The Company transacts all of it's securities business through a member of a national securities exchange that acts as an agent for the Company. The commissions earned by the Company are as provided in the prospectus or in the schedule of concessions issued by the agent.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

7. S Corporation-Income Tax Status

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE B - RELATED PARTY TRANSACTIONS

The Company entered into an agreement with the parent company to utilize common office space, office equipment and personnel. In addition the Company's president, a stockholder of the parent, provides consulting services to the Company. The following transactions resulted with the parent and president of the Company:

Rent	$ 9,054
Consulting	$ 2,000

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 for 12 months after commencing business as a broker dealer) and maintain net capital of not less than $5,000. At December 31, 2003, the Company had net capital of $18,372 which was $13,372 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.056 to 1.

MSF SECURITIES, INC.
Schedule of Computation of Net Capital

December 31, 2003

Total stockholder's equity	$ 24,742
Deductions/charges:	
Nonallowable assets:	
Unsecured accounts receivable	4,860
Prepaid expenses	144
Other assets	1,366
Total deductions	6,370
Net Capital	18,372
Minimum net capital required	5,000
Excess net capital	$ 13,372
Aggregate Indebtedness	$ 1,022
Ratio of aggregate indebtedness to net capital	0.056 to 1